UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) on Thursday, September 12, 2013, at 10:00  a.m. U.S. Eastern Time, at the Law Offices of McLaughlin & Stern, LLP, located at 260 Madison Avenue, New York, New York 10016. The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share (“Ordinary Shares”), entitled to vote at the Extraordinary Meeting is Tuesday, August 13, 2013.

At the Extraordinary Meeting, Stratasys’ shareholders will be asked to vote on the approval of a compensation policy for the Company’s directors and executive officers, in accordance with the requirements of the Companies Law.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of the proposal.

The presence in person or by proxy of two or more shareholders possessing at least a majority of Stratasys’ voting rights will constitute a quorum at the Extraordinary Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Extraordinary Meeting, the Extraordinary Meeting will be adjourned for a week and will be held on Thursday, September 19, 2013, at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting.  Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of the proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Extraordinary Meeting (or at any adjournment thereof).  In addition, for the proposal to be approved under the Companies Law, the foregoing ordinary majority must also constitute a special majority that satisfies either of the following two conditions:

•                  the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the Extraordinary Meeting, excluding abstentions; or

•                  the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail additional logistical information related to the Extraordinary Meeting, the proposal to be voted upon at the Extraordinary Meeting, the procedure for voting in person or by proxy at the Extraordinary Meeting and various other information related to the Extraordinary Meeting. The Company will also furnish copies of the proxy statement to the Securities and Exchange Commission (“SEC”) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on August 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 9, 2013	By:	/s/ David Reis
	Name:	David Reis
	Title:	Chief Executive Officer